COMMENTS RECEIVED ON 05/20/2019

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos.002-41839 and 811-02105)

Fidelity Municipal Bond Index Fund, Fidelity SAI Municipal Bond Index Fund, Fidelity Mid Cap Growth Index Fund, Fidelity Mid Cap Value Index Fund, Fidelity Small Cap Growth Index Fund, Fidelity Small Cap Value Index Fund

POST-EFFECTIVE AMENDMENT NO. 462

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

Fidelity Municipal Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether the fund will invest principally in a state, states, or in Puerto Rico, and if so, please add disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” sections.

R:

The fund does not have a principal investment strategy to invest principally in a state, states, or in Puerto Rico. As a result, the fund does not believe additional disclosure is warranted.

3.

Fidelity Municipal Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in municipal securities whose interest is exempt from federal income tax.”

C:

The Staff requests we consider disclosing that interest may be subject to alternative minimum tax.

R:

In response to the Staff’s comment, the fund will add the following underlined language to the corresponding Principal Investment Strategy in the Fund Summary Section:

Normally investing at least 80% of assets in municipal securities whose interest is exempt from federal income tax (but may be subject to the federal alternative minimum tax).

4.

Fidelity Municipal Bond Index Fund and Fidelity SAI Municipal Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Since each fund’s name includes “Municipal Bond,” the Staff requests we revise the 80% policy to state that each fund invests 80% of its assets in “municipal bonds” rather than “municipal securities”.

R:

Each fund believes that each fund’s name and 80% policy are consistent with Rule 35d‐1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types. Accordingly, we respectfully decline to modify the disclosure as suggested.

5.

Fidelity Municipal Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we consider disclosing the maturity policy for the fund.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Municipal Bond Index Fund

“Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Bloomberg Barclays Municipal Bond Index using a smaller number of securities.”

C:

The Staff requests that if derivatives are part of the statistical sampling strategy, we consider disclosing that in the strategy and add a corresponding risk.

R:

The current disclosure appropriately discloses each fund’s principal investment strategies and risks. Derivative instruments are not part of each statistical sampling strategy.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

8.

Fidelity Municipal Bond Index Fund and Fidelity SAI Municipal Bond Index Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

From Fidelity Municipal Bond Index Fund

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Municipal debt securities include general obligation bonds of municipalities, local or state governments, project or revenue-specific bonds, or pre-refunded or escrowed bonds, municipal money market securities, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we explain what hybrids and synthetic securities are in this paragraph.

R:

In describing debt securities in its prospectus, each fund provides investors a list of different types of debt securities. Although each fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, each fund has not called out these securities in that part of the prospectus.

9.

Fidelity Municipal Bond Index Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a summary of Forward-Settling Securities Risk to the Principal Investment Risks section of the “Fund Summary” and discuss forward-settling securities in the “Principal Investment Strategies” section.

R:

The fund does not have a principal investment strategy of investing in forward-settling securities. Accordingly, we respectfully decline to modify the disclosure as suggested.

10.

Fidelity Municipal Bond Index Fund and Fidelity SAI Municipal Bond Index Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

From Fidelity Municipal Bond Index Fund

“The Adviser may also invest in forward-settling securities. Forward-settling securities involve a commitment to purchase or sell specific securities when issued, or at a predetermined price or yield in which payment and delivery take place after the customary settlement period for that type of security.”

C:

The Staff requests that we clarify whether investing in forward-settling securities is a misprint since it is included as a principal risk and is included in the “Other Investment Strategies” section.

R:

Investing in forward-settling securities is not a principal investment strategy of each fund. As such, we have removed the “Forward-Settling Securities Risk”  disclosure from the “Principal Investment Risks” section and included additional disclosure regarding forward-settling securities in the “Other Investment Strategies” section.

11.

All funds

“Additional Index Information” (prospectus)

C:

The Staff requests we file the license arrangement as an exhibit to the registration statement pursuant to Item 28(h) of Form N‐1A.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.

12.

Fidelity Mid Cap Growth Index Fund, Fidelity Mid Cap Value Index Fund, Fidelity Small Cap Growth Index Fund, Fidelity Small Cap Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Mid Cap Growth Index Fund

“Normally investing at least 80% of assets in securities included in the Russell Midcap® Growth Index, which is a market capitalization-weighted index designed to measure the performance of the mid-cap growth segment of the U.S. equity market.

From Fidelity Mid Cap Value Index Fund

Normally investing at least 80% of assets in securities included in the Russell Midcap® Value Index, which is a market capitalization-weighted index designed to measure the performance of the mid-cap value segment of the U.S. equity market.

From Fidelity Small Cap Growth Index Fund

Normally investing at least 80% of assets in securities included in the Russell 2000® Growth Index, which is a market capitalization-weighted index designed to measure the performance of the small-cap growth segment of the U.S. equity market.

From Fidelity Small Cap Value Index Fund

Normally investing at least 80% of assets in securities included in the Russell 2000® Value Index, which is a market capitalization-weighted index designed to measure the performance of the small-cap value segment of the U.S. equity market.”

C:

The Staff questions whether the fund and index currently concentrates in any industry and, if so, requests we consider disclosing here and add corresponding risks.

R:

Based on the publicly available information on each fund’s underlying index, the identified index is not currently concentrated in any single industry. Accordingly, we have not modified the disclosure.

13.

Fidelity Mid Cap Growth Index Fund, Fidelity Mid Cap Value Index Fund, Fidelity Small Cap Growth Index Fund, Fidelity Small Cap Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests the inclusion of the market cap range as of recent date for in the index.

R:

We believe that the current definition of market capitalization, which refers to the Indexes, is reasonable and consistent with the Staff’s interpretation of Rule 35d-1. The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions about Rule 35d-1 (Investment Company Names FAQ)). As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization.

14.

Fidelity SAI Municipal Bond Index Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.